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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                                  DSL.net, Inc.
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                                (Name of Issuer)


                    Common Stock, $.0005 par value per share
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                         (Title of Class of Securities)


                                    262506108
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                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [_] Rule 13d-1(b)
       [_] Rule 13d-1(c)
       [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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ITEM 1(A).   NAME OF ISSUER:  DSL.net, Inc.
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ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
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             545 Long Wharf Drive, New Haven, CT 06511


ITEM 2(A).   NAMES OF PERSONS FILING: David F. Struwas ("Struwas").
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ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
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             The address of the principal business office of Struwas is
             DSL.net, Inc., 545 Long Wharf Drive, New Haven, CT 06511.


ITEM 4.      OWNERSHIP.
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             Not applicable.


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
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             Struwas has ceased to own beneficially more than five percent (5%)
             of the outstanding Common Stock of DSL.net, Inc.

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                                    SIGNATURE
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        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date: February 7, 2002


/s/ David F. Struwas
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    David F. Struwas